APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mindful Mutt LLC
Balance Sheet - unaudited
For the period ended February 28, 2021

	Current Period
	28-Feb-21
ASSETS	
Current Assets:	
Cash	-
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	-
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	-
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	-
LIABILITIES	-
Current Liabilities:	-
Accounts Payable	-
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	-
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	-
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	-

Balance Sheet Check

I, Deanna Anderson, certify that:

1. The financial statements of Mindful Mutt included in this Form are true and complete in all material respects; and
2. The tax return information of Mindful Mutt included in this Form reflects accurately the information reported on the tax return for Mindful Mutt for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   _____

Name: Deanna Anderson

Title: Owner